Exhibit 99.1

NEW GOLD INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY
1.1	Name and Address of Company New Gold Inc. Suite 1800 – 555 Burrard Street Two Bentall Centre Vancouver, BC V7X 1M9
1.2	Executive Officer Hannes Portmann, Vice President, Corporate Development Telephone: (416) 324-6000
ITEM 2	DETAILS OF ACQUISITION
2.1
Nature of Business Acquired

Summary

Pursuant to an offer dated June 18, 2013 (as extended by a notice of extension dated July 25, 2013, the “Offer”), New Gold Inc. (the “Company” or “New Gold”)) offered to acquire all of the outstanding common shares of Rainy River Resources Ltd. (“Rainy River”), including any common shares of Rainy River issued upon the exercise, exchange or conversion of any securities convertible into common shares of Rainy River (collectively, the “Common Shares”). On July 24, 2013, upon the initial expiry of the Offer, the Company took up approximately 89,200,000 Common Shares validly deposited under the Offer, and as of August 8, 2013, following the expiry of the extension of the Offer, the Company took up approximately an additional 11,700,000 Common Shares validly deposited under the Offer. As a result, the Company now owns approximately 100,900,000 Common Shares, representing approximately 97.5% of the outstanding Common Shares. The Company is in the process of acquiring all of the remaining Common Shares not acquired under the Offer pursuant to a compulsory acquisition under the Business Corporations Act (British Columbia) (the “Compulsory Acquisition”).

About Rainy River

Rainy River is a Canadian mineral exploration company engaged in the acquisition, exploration and development of mineral properties. Rainy River currently owns a 100% interest in the Rainy River Gold Project located in Northwestern Ontario, approximately 65 kilometres northwest of Fort Francis.

2.2	Date of Acquisition July 24, 2013.
2.3
Consideration

Pursuant to the terms of the Offer, the Company acquired the Common Shares under the Offer for aggregate consideration consisting of 25,143,014 common shares of the Company and $192,596,199.62 in cash. The aggregate cash portion of the consideration for the Common Shares was funded from cash resources available to the Company.

Additional consideration will be issued in connection with the Compulsory Acquisition on the same terms as contained in the Offer.

2.4
Effect on Financial Position

The Company does not have any current plans for material changes in the Company’s or Rainy River’s business or affairs which may have a significant effect on the financial performance and financial position of the Company.

Following completion of the Compulsory Acquisition, the Company intends to delist the Common Shares from the Toronto Stock Exchange and cause Rainy River to cease to be a reporting issuer in all provinces in which it current reports, namely British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

The Company intends to advance its detailed review of the Rainy River project's feasibility study. It is anticipated that a project sequencing and related capital allocation decision relating to the Rainy River project and the Company’s Blackwater project would be made in the next 12 months.

2.5	Prior Valuations Not Applicable.
2.6	Parties to Transaction The Acquisition was not with an informed person, associate or affiliate of the Company.
2.7	Date of Report October 7, 2013.

ITEM 3	FINANCIAL STATEMENTS The following financial statements are incorporated by reference herein and are included as part of this Report:
(i)
the annual audited consolidated financial statements of Rainy River for the year ended December 31, 2012, which includes the annual audited consolidated financial statements of Rainy River for the year ended December 31, 2011; and

	(ii)	the condensed interim consolidated financial statements of Rainy River for the three and six months ended June 30, 2013, which includes the comparable period in the 2012 financial year.

The financial statements referred to in (i) and (ii) above are available on SEDAR at www.sedar.com.

The following financial statements are attached as Schedule “A” to this Report and included as part of this Report:

	(i)	pro forma financial statement of financial position of the Company as at June 30, 2013, that gives effect to the Acquisition as if the Acquisition had taken place as of June 30, 2013;
	(ii)	pro forma income statement of the Company for the year ended December 31, 2012, that gives effect to the Acquisition as if the Acquisition had taken place on January 1, 2012;
	(iii)	pro forma income statement of the Company for the period ended June 30, 2013, that gives effect to the Acquisition as if the Acquisition had taken place on January 1, 2012; and
	(iv)	pro forma earnings per share based on the pro forma financial statements referred to in (ii) and (iii) above.

The Company has not received the consent of Rainy River’s auditors to include their audit reports in this Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this report may be deemed “forward looking”. All statements in this report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Without limiting the foregoing, examples of forward-looking information in this report include, among others, the statements under the heading “Effect on Financial Position”.  All forward-looking statements are based on the reasonable opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions.  The key assumptions and estimates are discussed in New Gold’s most recent interim management discussion and analysis and technical reports filed at www.sedar.com. The estimates and assumptions upon which the forward-looking statements in this report are based are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; discrepancies between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licences and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Blackwater and the Rainy River Gold Project; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration activities; uncertainties inherent to mining economic studies including the PEA for Blackwater and the Rainy River feasibility study for the Rainy River project; changes in project parameters as plans continue to be refined; defective title to mineral claims or property or contests over claims to mineral properties; New Gold may be unable to successfully complete the acquisition of all of the securities of Rainy River or the completion of such acquisition may be delayed or more costly than anticipated; uncertainties with respect to the successful integration of the business of Rainy River within the business of New Gold; unexpected delays and costs inherent to consulting and accommodating rights of First Nations; and uncertainties with respect to obtaining all necessary surface rights for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s (and, in respect to information related to the acquisition of Rainy River and/or the Rainy River project, in Rainy River’s) disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

SCHEDULE “A”

Pro Forma Financial Statements

(See attached)

New Gold Inc.

Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2013
(expressed in millions of US dollars)

New Gold Inc.
Pro Forma Consolidated Statement of Financial Position
(Unaudited)
As at June 30, 2013

(expressed in millions of US dollars)

	New Gold	Rainy River	Pro forma adjustments	Notes	Pro forma consolidated $

Assets

Current assets

Cash and cash equivalents	562.5	76.5	(186.9)	a)	452.1
Trade and other receivables	10.6	0.5	-		11.1
Inventories	185.0	-	-		185.0
Current income tax receivables	12.8	-	-		12.8
Prepaid expenses and other	6.9	0.1	-		7.0

Total current assets	777.8	77.1	(186.9)		668.0

Investments	0.6	0.1			0.7

Non-current inventories	33.3	-			33.3

Mining interests	3,202.8	54.1	269.0	b)	3,525.9

Deferred income tax asset	189.7	-	-		189.7

Other assets	3.2	-	-		3.2

Goodwill	-	-	29.9	b)	29.9

Total assets	4,207.4	131.3	112.0		4,450.7

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

New Gold Inc.
Pro Forma Consolidated Statement of Financial Position …continued
(Unaudited)
As at June 30, 2013

(expressed in millions of US dollars)

	New Gold	Rainy River	Pro forma adjustments	Notes	Pro forma consolidated $
Liabilities

Current liabilities
Trade and other payables	88.4	6.7	14.0	a), e)	109.2

Total current liabilities	88.4	6.7	14.0		109.2

Reclamation and closure cost obligations	59.8	-	-		59.8

Provisions	10.9	-	-		10.9

Non-current non-hedged derivative liabilities	34.2	-	-		34.2

Long-term debt	855.5	-	-		855.5

Deferred tax liabilities	354.0	-	29.9	b)	383.9

Deferred benefit	46.3	-	-		46.3

Other liabilities	0.6	0.1	-		0.7

Total liabilities	1,449.7	6.8	43.9		1,500.5

Shareholders’ Equity

Common shares	2,625.3	310.8	(126.9)	c)	2,809.2

Contributed surplus	86.9	30.0	(30.0)	c)	86.9

Other reserves	(29.2)	-	-		(29.2)

Retained earnings/(deficit)	74.7	(216.3)	216.3	c)	74.7

Total equity	2,757.7	124.5	59.4		2,941.6

Non-controlling interest	-	-	8.7	f)	8.7

Total liabilities and equity	4,207.4	131.3	112.0		4,450.7

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

New Gold Inc.
Pro Forma Consolidated Statement of Income/(Loss)
(Unaudited)
For the six-month period ended June 30, 2013

(expressed in millions of US dollars)

	New Gold	Rainy River	Pro forma adjustments	Notes	Pro forma consolidated $

Revenue	385.3	-	-		385.3
Operating expenses	211.7	-	-		211.7
Depreciation and depletion	82.0	-	-		82.0

Earnings from mine operations	91.6	-	-		91.6

Corporate administration	14.6	5.0	-		19.6
Share-based compensation	4.3	1.0	(1.0)	g)	4.3
Exploration and business development	15.9	15.7	(15.7)	d)	15.9

Income from operations	56.8	(21.7)	16.7		42.0

Finance income	0.6	0.7	-		1.3
Finance costs	(22.9)	-	-		(22.9)
Other gains/(losses)	33.2	(0.1)	-		33.1

Earnings before taxes	67.7	(21.1)	16.7		63.3

Income tax expense	(16.4)	-	-		(16.4)

Net earnings/(loss)	51.3	(21.1)	16.7		46.9

Non-controlling interest		0.5	(0.4)	f)	0.1

Net earnings/(loss) attributable to New Gold shareholders		(20.6)	16.3		47.0

Earnings per share
Basic	0.11				0.09
Diluted	0.11				0.09

Weighted average number of shares outstanding (in millions)
Basic	476.6				501.7
Diluted	480.1				505.2

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

New Gold Inc.
Pro Forma Consolidated Statement of Income/(Loss)
(Unaudited)
For the year ended December 31, 2012

(expressed in millions of US dollars)

	New Gold	Rainy River	Pro forma adjustments	Notes	Pro forma consolidated $

Revenue	791.3	-	-		791.3
Operating expenses	344.3	-	-		344.3
Depreciation and depletion	116.4	-	-		116.4

Earnings from mine operations	330.6	-	-		330.6

Corporate administration	25.2	7.5	-		32.7
Share-based compensation	10.9	4.1	(3.8)	d)	11.2
Exploration and business development	20.6	55.0	(50.7)	d)	24.9

Income from operations	273.9	(66.6)	(54.5)		261.8

Finance income	1.4	1.2	-		2.6
Finance costs	(16.4)	-	-		(16.4)
Other gains/(losses)	19.9	(0.6)	-	g)	-
Transaction costs	-	-	(8.8)		(8.8)

Earnings before taxes	278.8	(66.0)	45.7		258.5

Income tax expense	(79.8)	-	-		(79.8)

Net earnings/(loss)	199.0	(66.0)	45.7		178.7

Non-controlling interest		1.7	(1.1)	f)	0.6

Net earnings/(loss) attributable to New Gold shareholders		(64.3)	44.6		179.3

Earnings per share
Basic	0.43				0.36
Diluted	0.42				0.36

Weighted average number of shares outstanding (in millions)
Basic	463.4				488.5
Diluted	468.4				493.5

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

New Gold Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2013

(expressed in millions of US dollars)

1	Basis of presentation

The unaudited pro forma consolidated statement of financial position of New Gold Inc. (the Company or New Gold) as at June 30, 2013 and the unaudited pro forma consolidated statements of income/(loss) for the six-month period then ended and the year ended December 31, 2012 have been prepared by management based on financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), for illustrative purposes only, after giving effect to the acquisition of Rainy River Resources (Rainy River) by the Company.

These unaudited pro forma consolidated financial statements have been compiled as follows:

a)	An unaudited pro forma consolidated statement of financial position giving effect to the transaction described in note 3, as if the transaction occurred on June 30, 2013 combining:
	•	the unaudited consolidated statement of financial position of the Company as at June 30, 2013; and
	•	the unaudited consolidated balance sheet of Rainy River as at June 30, 2013.
b)	An unaudited pro forma consolidated statement of income/(loss) for the year ended December 31, 2012, which assumes the transaction occurred as of January 1, 2012, combining:
	•	the audited consolidated statement of income of the Company for the year ended December 31, 2012; and
	•	the audited consolidated statement of loss of Rainy River for the year ended December 31, 2012.
c)	An unaudited pro forma consolidated statement of income/(loss) for the six months ended June 30, 2013, which assumes the transaction occurred as of January 1, 2012, combining:
	•	the unaudited consolidated statement of income of the Company for the six months ended June 30, 2013; and
	•	the unaudited consolidated statement of loss of Rainy River for the six months ended June 30, 2013.
It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3 and 4 in accordance with IFRS, applied on a basis consistent with the Company’s accounting policies. The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the transactions had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma consolidated financial statements do not reflect any special items such as integration costs or operating synergies that may be incurred as a result of the acquisition.

(1)

New Gold Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2013

(expressed in millions of US dollars)

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Rainy River. Certain of Rainy River’s assets, liabilities, income and expenses have been reclassified to conform with New Gold’s consolidated financial statement presentation.

Rainy River’s financial statements are presented in thousands of Canadian dollars. For the purposes of these unaudited pro forma consolidated financial statements, line items have been translated into United States dollars at the following rates:

•	June 30, 2013 balance sheet at the exchange rate of $0.9508;

•	December 31, 2012 income statement at the average rate for the year of $1.0006; and

•	June 30, 2013 income statement at the average rate for the period of $0.9842.

All foreign exchange rates have been obtained from the Bank of Canada website.

Except as otherwise noted and for all per share amounts and exchange rates, all dollar figures in these unaudited pro forma consolidated financial statements and their accompanying notes are presented in millions of United States dollars.

The allocation of the preliminary purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management’s estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the unaudited pro forma consolidated statement of financial position may be subject to change. For purposes of these unaudited pro forma consolidated financial statements, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The final purchase price allocations may differ significantly from the allocations included herein.

2	Summary of significant accounting policies

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies set out in the audited consolidated financial statements of the Company as at December 31, 2012. Management has determined, based on its initial assessment, that an adjustment to Exploration and Evaluation costs is necessary to conform Rainy River’s audited consolidated financial statements to the accounting policies used by the Company in the preparation of its audited consolidated financial statements.

(2)

New Gold Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2013

(expressed in millions of US dollars)

3	The transaction

Pro forma preliminary purchase price allocation

On May 31, 2013, New Gold and Rainy River jointly announced they had entered into a definitive acquisition agreement, whereby New Gold will offer to acquire all of the outstanding common shares of Rainy River through a friendly take-over bid.

On July 24, 2013, 86.2% of the outstanding Rainy River shares were acquired in the first take up of Rainy River shares under the bid, in consideration for 22,310,594 common shares of New Gold and $166 cash. On August 8, 2013, an additional 11.3% of Rainy River outstanding shares were acquired in the second take up for 2,832,420 common shares of New Gold and $21 cash.

The transaction will be accounted for as a business combination with New Gold identified as the acquirer. A summary of the allocation of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

$

Total cash consideration	186.9
Total equity consideration	183.9

Total consideration paid	370.8

The preliminary purchase price has been allocated to the following net assets based on their estimated fair values as of June 30, 2013:

$
Net assets acquired and liabilities assumed
Net assets per June 30, 2013
Cash and cash equivalents	76.5
Receivables	0.5
Prepaid expenses	0.1
Investments	0.1
Liabilities	(6.8)
Additional liabilities at acquisition	(14.0)
Mineral properties, plant and equipment	323.1
Deferred income tax liability	(29.9)

Total net assets acquired	349.6
Non-controlling interest	(8.7)

Goodwill	29.9

As the allocation of the fair value of assets acquired and liabilities assumed is preliminary, it is likely the purchase price and the fair values of assets acquired and liabilities assumed will vary from those shown above. These differences may be material.

(3)

New Gold Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2013

(expressed in millions of US dollars)

4	Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the acquisition of all of the issued and outstanding common shares of Rainy River as described in note 3.

a)	An adjustment to recognize the cash paid to Rainy River shareholders as part of the purchase consideration.
b)
An adjustment to reflect the fair value of assets acquired and excess of the preliminary purchase price over the estimated fair value of the net assets acquired from Rainy River, as a result of the transaction described in note 3, representing goodwill.

c)
An adjustment to eliminate Rainy River’s historical equity accounts and an adjustment of $183.9 million to reflect the issuance of 22,310,594 and 2,832,420 common shares of New Gold (for the first and second take ups under the bid on July 24 and August 8, 2013, respectively) in exchange for an 86.2% and 11.3% stake in the common shares of Rainy River. The closing price of New Gold shares on July 24, 2013 was $7.35 and on August 8, 2013 was $6.95.

d)	An adjustment to reflect the impact of the accounting policy change on Exploration and Evaluation costs and associated share-based payment costs of Rainy River previously expensed.
e)	An adjustment to reflect sundry accruals.
f)	An adjustment to reflect the 2.5% of Rainy River shares not acquired as of the date of filing.
g)	An adjustment to reflect the transaction costs related to the transaction.

(4)

New Gold Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
June 30, 2013

(expressed in millions of US dollars)

5	Pro forma share capital

	June 30, 2013		December 31, 2012

	Number of shares	$	Number of shares	$
	(in thousands)		(in thousands)

New Gold’s common shares outstanding	477,102	2,625.3	463,400	2,618.4
New Gold’s common shares issued under the proposed transaction (note 3)	25,143	183.9	25,143	183.9

Pro forma share capital	502,245	2,809.2	488,543	2,802.3

6	Pro forma earnings per share

For the purposes of the unaudited pro forma consolidated financial statements, the earnings per share has been calculated using the weighted average number of shares, which would have been outstanding as at the period-end, after giving effect to the transaction described in notes 3 and 4 as if it had occurred on January 1, 2012.

	June 30, 2013	December 31, 2012
	(in millions)	(in millions)

Actual weighted average number of New Gold shares outstanding	476.6	463.4
Assumed number of New Gold shares issued to Rainy River shareholders (note 4)	25.1	25.1

Pro forma weighted average number of New Gold shares outstanding (basic)	501.7	488.5

Pro forma net income	$47.0	$179.3
Pro forma earnings per share - basic	$0.09	$0.36

Pro forma weighted average number of New Gold shares outstanding	501.7	488.5
Actual New Gold dilutive shares	3.5	5.0

Pro forma weighted average number of New Gold shares outstanding (diluted)	505.2	493.5

Pro forma net income	$47.0	$179.3
Pro forma earnings per share (diluted)	$0.09	$0.36

(5)